Filed Pursuant to Rule 433

Registration Statement No. 333-255514

Ecovyst Announces Secondary Offering of 16,000,000 Shares of Common Stock by Selling

Stockholders and Repurchase of Common Stock

MALVERN, PA., November 14, 2022 – Ecovyst Inc. (NYSE: ECVT) (the “Company”) today announced that funds affiliated with CCMP Capital Advisors, LP (the “Selling Stockholders”) intend to offer for sale 16,000,000 shares of its common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “Offering”). In addition, the Selling Stockholders have granted the underwriters a 30-day option to purchase up to 2,400,000 additional shares at the public offering price less underwriting discounts and commissions.

The Selling Stockholders will receive all of the net proceeds from the Offering. No shares are being sold by the Company.

Subject to the completion of the Offering, the Company intends to repurchase from the underwriters 8,000,000 shares of the common stock being sold in the Offering at a price per share equal to the price per share paid by the underwriters to the Selling Stockholders in the Offering. The Company intends to fund the share repurchase with cash on hand and cash from operations. The closing of the share repurchase is conditioned on, and expected to occur simultaneously with, the closing of the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

Goldman Sachs & Co. LLC, Deutsche Bank Securities and Credit Suisse are serving as the joint lead book-running managers of the Offering.

An automatic shelf registration statement (including a prospectus) relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) on April 26, 2021 and became effective upon filing. Before you invest, you should read the prospectus included in that registration statement and the documents incorporated by reference in that registration statement as well as the prospectus supplement related to the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. When available, copies of the prospectus supplement and accompanying prospectus related to the Offering may also be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282 Attention: Prospectus Department, by telephone: (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Deutsche Bank Securities Inc., Attention Prospectus Department, 1 Columbus Circle, New York, NY 10019, by telephone at 1-800-503-4611 or by email at prospectus.cpdg@db.com; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States or by telephone at (800) 221-1037 or by email at usa.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

About Ecovyst

Ecovyst Inc. and subsidiaries is a leading integrated and innovative global provider of specialty catalysts and services. We support customers globally through our strategically located network of manufacturing facilities. We believe that our products, which are predominantly inorganic, and services contribute to improving the sustainability of the environment.

We have two uniquely positioned specialty businesses: Ecoservices provides sulfuric acid recycling to the North American refining industry for the production of alkylate and provides on-purpose virgin sulfuric acid for water treatment, mining, and industrial applications; and Catalyst Technologies provides finished silica catalysts and catalyst supports necessary to produce high strength and high stiffness plastics and, through its Zeolyst joint venture, supplies zeolites used for catalysts that help produce renewable fuels, remove nitrogen oxides from diesel engine emissions as well as sulfur from fuels during the refining process.

Investors:

Gene.Shiels@ecovyst.com

Note on Forward-Looking Statements

This press release includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future, including risks and uncertainties relating to the consummation of the proposed Offering by the Selling Stockholders, the repurchase of common stock, and the risks identified, or incorporated by reference, in the prospectus supplement or accompanying prospectus.

Ecovyst Inc. has filed a Form S-3 automatic shelf registration statement (Registration No. 333-255514) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed or will file (such as the prospectus supplement) with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282 Attention: Prospectus Department, by telephone: (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Deutsche Bank Securities Inc., Attention Prospectus Department, 1 Columbus Circle, New York, NY 10019, by telephone at 1-800-503-4611 or by email at prospectus.cpdg@db.com; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States or by telephone at (800) 221-1037 or by email at usa.prospectus@credit-suisse.com.